UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 4, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

TO:	Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Department of Government Services, Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 –

Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Intertape Polymer Group Inc. (the “Corporation”) held on June 4, 2015, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%

Robert M. Beil	45,405,116	94.71	2,536,478	5.29

George J. Bunze	46,206,713	96.38	1,734,881	3.62

Frank Di Tomasso	47,885,889	99.88	55,705	0.12

Robert J. Foster	47,195,338	98.44	746,256	1.56

James Pantelidis	47,664,648	99.38	296,946	0.62

Jorge N. Quintas	47,189,541	98.44	746,053	1.56

Gregory A. C. Yull	47,879,846	99.87	61,748	0.13

Melbourne F. Yull	47,878,135	99.87	63,459	0.13

2.	Appointment of Auditors

Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Corporation on a vote by show of hands.

3.	Ratification, Confirmation and Approval of Unallocated Stock Options under the Executive Stock Option Plan

A resolution ratifying, confirming and approving all unallocated stock options under the Corporation’s Executive Stock Option Plan was approved on a vote by ballot, as follows:

Votes for	28,419,138 shares	Votes against	19,528,613 shares

Signed the 4th day of June, 2014.

INTERTAPE POLYMER GROUP INC.

per:	/s/ George J. Bunze
George J. Bunze
Chairman of the Board of Directors

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